14041523

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED SEP 02 2014 WASH. D.C. 201

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66052

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLADSTONE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1521 Westbranch Dr., Suite 100
(No. and Street)

McLEAN (City) VA (State) 22102-3210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN DELLAFIORA 703-287-5872
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1800 Tysons Blvd (Address) McLean (City) VA (State) 22102-4261 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

tj 9/3/14

DD 9/2/14

OATH OR AFFIRMATION

I, JOHN DELLAFIORA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLADSTONE SECURITIES, LLC, as of JUNE 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Principal, CCO
Title

Notary Public

MALINDA O. PLUMMER NOTARY PUBLIC REG. #364234 MY COMMISSION EXPIRES 11/30/2016 COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
SEP 02 2014
WASH. D.C. 201 SECTION

Gladstone Securities, LLC

Financial Statements and Supplementary Information

As of and for the Years Ended June 30, 2014 and 2013

pwc

Report of Independent Registered Public Accounting Firm

In our opinion, the accompanying balance sheets and the statements of operations, members' equity, and cash flows present fairly, in all material respects, the financial position of Gladstone Securities, LLC at June 30, 2014 and June 30, 2013, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

The Company is a subsidiary of Gladstone Holding Corporation (the "Parent") which is a wholly-owned subsidiary of Gladstone Management Corporation. As disclosed in Note 6 of the financial statements, the Company has extensive transactions and relationships with certain affiliated companies. The financial position of the Company may not be indicative of that which would have been had the Company operated independently.

Other Matter

The computation of Net Capital under Rule 15c3-1 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

August 28, 2014

PricewaterhouseCoopers LLP, 1800 Tysons Blvd, McLean, VA 22102
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us

Gladstone Securities, LLC
Statement of Financial Condition
As of June 30, 2014 and 2013

	June 30, 2014	June 30, 2013
Assets		
Current assets		
Cash and cash equivalents	$ 1,659,174	$ 922,506
Accounts receivable [1]	22,674	19,000
Prepaid expenses	20,502	24,347
Total current assets	1,702,350	965,853
Intangible assets, net	97,266	97,266
Total other assets	97,266	97,266
Total assets	$ 1,799,616	$ 1,063,119
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 71,085	$ 28,250
Due to affiliates [1]	127,265	167,563
Total liabilities [2]	198,350	195,813
Member's equity		
Member's equity	1,601,266	867,306
Total member's equity	1,601,266	867,306
Total liabilities and member's equity	$ 1,799,616	$ 1,063,119

[1] See Footnote 6 - *Related Party Transactions*

[2] See Footnote 5 - *Commitments and Contingencies*

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Operations
For the Years Ended June 30, 2014 and 2013

	June 30, 2014	June 30, 2013
Revenues (Related Party)		
Investment banking fees [1]	$ 1,577,240	$ 1,101,036
Securities trade commissions [1]	201,717	303,562
Real estate advisory fees [1]	210,583	-
Private placement fees	-	987,500
Total revenues	1,989,540	2,392,098
Operating expenses		
Salaries and employee benefits [1]	284,779	670,491
Broker-dealer securities trade commissions [1]	208,702	259,971
Professional services	132,338	138,060
Taxes and licenses	56,107	53,276
Office expenses [1]	13,046	29,035
Travel and meals [1]	-	9,003
Rent [1]	9,383	10,064
Telecommunications [1]	10,136	13,528
Conferences	62	2,766
Insurance [1]	37,272	37,887
Other operating expenses [1]	3,755	10,030
Total expenses	755,580	1,234,111
Net income	$ 1,233,960	$ 1,157,987

[1] See Footnote 6 - *Related Party Transactions*

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Member's Equity
For the Years Ended June 30, 2014 and 2013

Balance, June 30, 2012	634,319
Distributions to member	(925,000)
Net income	1,157,987
Balance, June 30, 2013	867,306
Distributions to member	(500,000)
Net income	1,233,960
Balance, June 30, 2014	$ 1,601,266

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Cash Flows
For the Years Ended June 30, 2014 and 2013

	June 30, 2014	June 30, 2013
Cash flow from operating activities		
Net income	$ 1,233,960	$ 1,157,987
Adjustment to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable [1]	(3,674)	(11,938)
Decrease (increase) in prepaid assets	3,845	(590)
Increase (decrease) in accounts payable and accrued expenses	42,835	(10,554)
(Decrease) increase in due to affiliate [1]	(40,298)	94,038
Decrease in other liabilities	-	(64)
Net cash provided by operating activiites	1,236,668	1,228,879
Cash flow from financing activities		
Distributions to member	(500,000)	(925,000)
Net cash (used in) provided by financing activites	(500,000)	(925,000)
Net increase in cash and cash equivalents	736,668	303,879
Cash and cash equivalents, beginning of period	922,506	618,627
Cash and cash equivalents, end of period	$ 1,659,174	$ 922,506

[1] See Footnote 6 - *Related Party Transactions*

The accompanying notes are an integral part of these financial statements.

1. **Organization**

Gladstone Securities, LLC ("the Company") was capitalized as a sole member-managed limited liability company on December 4, 2009 by a $7,500 contribution from Gladstone Management Corporation ("GMC"). Subsequently, on January 1, 2010, Gladstone Holding Corporation ("Holding" or "the Parent") was created and ownership of the Company was transferred to Holding. The Company is generally solvent, but at times, may be dependent upon capital contributions from the Parent to fund operating activities.

The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Board ("FINRA"), and provides distribution and investment banking services for affiliated companies of the Parent, which are advised by GMC. The Company may also periodically raise private equity capital for nonaffiliated third-parties.

2. **Summary of Significant Accounting Policies**

The accounting policies that materially affect the determination of financial position, results of operations and cash flows are summarized below. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America.

Method of Accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors which are difficult to predict and beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include funds deposited with maturities of three months or less when purchased. All of the Company's cash and cash equivalents at June 30, 2014 and 2013 were held in the custody of one financial institution. The Company's balances at times may exceed federally insurable limits. The Company mitigates this risk by depositing funds with a major banking institution.

Prepaid Expenses

Prepaid expenses consist of annual subscriptions and insurance premiums which are amortized over their respective contractual lives.

Intangible Assets

Intangible assets consist of the purchase price for the broker-dealer license, as well as regulatory fees associated with initial set-up. This intangible asset is considered an indefinite life asset and is therefore not subject to amortization, and is tested for impairment on an annual basis. No impairment was recognized during either of the years ended June 30, 2014 or 2013.

Investment Banking Fee Income

Investment banking fee income includes transaction structuring and loan financing fees derived from contractual agreements with fund companies. Such fees are generally earned and received on the execution date of fund company transactions. These transactions are entered into by affiliates, Gladstone Investment Corporation ("Investment") and Gladstone Capital Corporation ("Capital"). Investment banking fee income may also be earned and received at interim dates based on the contractual terms of individual fund company transactions. In such cases, these interim fees are recorded when earned. During the years ended June 30, 2014 and 2013 the Company earned investment banking fee revenues of $1,577,240 and $1,101,036, respectively, from transactions entered into by Investment and Capital.

Securities Trade Commission Income

Securities trade commission income includes dealer manager and broker dealer commissions received for the Company's role in selling registered non-listed securities of an affiliated company, Gladstone Commercial Corporation ("Commercial").

The Company entered into an agreement with Commercial, effective March 25, 2011, wherein, the Company agreed to act as the exclusive dealer manager in connection with the registered non-listed securities offering, known as the senior common stock offering. Pursuant to the terms of the agreement, the Company earns a sales commission of 7.0% of the gross proceeds sold, plus a dealer manager commission of 3.0% of gross proceeds sold. The Company, in its sole discretion, may re-allocate any portion of the commissions received from the sale of Commercial's senior common stock. As per the agreement, Commercial has agreed to indemnify the Company against various liabilities, including certain liabilities arising under federal securities laws. Commissions earned in relation to

these transactions totaled $201,717 and $303,562, respectively for the years ended June 30, 2014 and 2013.

Real Estate Advisory Fee Income

Real estate advisory fee income is earned from mortgage acquisition services provided by the Company to Commercial. The Company entered into an agreement with Commercial, effective June 18, 2013, for the Company to act as a non-exclusive agent to assist Commercial with arranging mortgage financing for properties. In connection with this engagement, the Company may solicit the interest of various commercial real estate lenders or recommend third party lenders to Commercial. Commercial pays the Company a financing fee in connection with the services it provides for securing mortgage financing. The amount of these financing fees, which are payable upon closing of the financing, are based on a percentage of the amount of the mortgage, generally ranging from 0.5% to a maximum of 1.0% of the mortgage obtained. The amount of the financing fees may be reduced or eliminated, as determined by the Company and Commercial after taking into consideration various factors, including, but not limited to, the involvement of any third party brokers and market conditions. During the years ended June 30, 2014 and 2013 the Company earned income of $210,583 and $0, respectively, related to this agreement. The agreement is scheduled to terminate on August 31, 2014, unless renewed or earlier terminated pursuant to the provisions contained therein.

Private Placement Fee Income

Private placement fee income is derived from selling arrangements with private equity funds where the Company serves as placement agent. Such funds are typically offered through Regulation D offerings and not marketed to the general public. The Company is permitted to engage in such lines of business pursuant to its current membership agreement with FINRA. During the years ended June 30, 2014 and 2013 the Company earned private placement fee income of $0 and $987,500, respectively.

Income Taxes

The Company is a single member Limited Liability Corporation which is wholly owned by Gladstone Holding Corporation. The Company's results will be reported on its Parent's federal and state income tax returns. The Company applies the separate return method to calculate the federal and state income tax provisions as if the Company was a separate taxpayer and not part of the Parent's consolidated tax return. The Company applies the liability method under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and net operating loss

and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The valuation allowance recorded in June 30, 2013 relates to the uncertainty surrounding the realization of deferred tax assets primarily attributable to previous net operating losses and future deductible temporary differences of the Company.

For the years ended June 30, 2014 and 2013, no provision for income taxes was recorded. The Company is in a cumulative net income position. However, no taxes will be paid at the Parent level due to Gladstone Holding Corporation remaining in a cumulative net loss position that exceeds the cumulative net income position of the Company. As a result, the Company has elected not to recognize an income tax provision as it would result in a related-party receivable that would never be paid due to the Parent's cumulative net loss position. As such, there are no amounts of current or deferred tax expense for the years ended June 30, 2014 and 2013.

3. Customer Transactions

The Company did not maintain any customer accounts during the years ended June 30, 2014 and 2013. As such, the Company is currently exempt from the requirements to maintain a "Special Reserves Account for the Exclusive Benefit of Customers." As discussed in Note 1, the Company continues to limit its activities to the management of certain affiliate entity relationships and raising private equity capital for nonaffiliated third-parties.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, which should not be less than 12.5% during the initial year of operations and 6.7% thereafter.

The Company had net capital of $1,483,498 and $745,693 at June 30, 2014 and 2013, respectively, which was $1,470,275 and $732,639, respectively, in excess of its required minimum net capital.

The Company's ratio of aggregate indebtedness to net capital at June 30, 2014 and 2013 was 13.4% and 26.3%, respectively.

5. Commitments and Contingencies

Contingencies include the usual obligations of a broker dealer. The Company seeks to minimize the risks associated with its activities through policies and procedures designed to

monitor the investment recommendations of its licensed representatives as well as the contractual terms and conditions of its agreements with fund companies. While the Company has exposure to these risks in its normal course of business, there are no significant unrecorded or undisclosed commitments or contingencies as of June 30, 2014 or June 30, 2013. Additionally, there are no liabilities subject to subordination, and thus, the required *Statement of Changes in Liabilities Subordinated to Claims of General Creditors* has been omitted.

6. Related-Party Transactions

The Company is a member of a group of affiliated entities, including GMC and Gladstone Administration, LLC ("Administration"). GMC and Administration, per an Expense Sharing Agreement, have agreed to incur all general and overhead expenses, and allocate a portion of those expenses to the Company, based on employee hourly activity. During the year ended June 30, 2014, the Company reimbursed GMC and Administration $139,540 and $162,952, respectively, for overhead and personnel expenses which are recorded in the Statement of Operations. During the year ended June 30, 2013, the Company reimbursed GMC and Administration $195,337 and $172,329, respectively, for overhead and personnel expenses which are recorded in the Statement of Operations. Personnel expenses are recognized within the Salaries and employee benefits line item.

Additional affiliated entities include Capital, Investment and Commercial. The Company derives a significant portion of its revenues from transactions entered into by, or on behalf of, these affiliates. During the years ended June 30, 2014 and 2013 the Company earned revenues from affiliates as follows:

Affiliate	For the Year Ended June 30, 2014		For the Year Ended June 30, 2013	
Capital	$	692,467	$	237,500
Investment		884,773		863,536
Commercial		412,300		303,562
	$	1,989,540	$	1,404,598

7. Distributions

The Company's Board of Managers declared and paid the following distributions during the year ended June 30, 2014. No distributions were declared by the Company's Board of Managers for the year ended June 30, 2013.

Declaration Date	Payment Date	Distribution	
October 4, 2012	October 5, 2013	$	425,000
February 8, 2013	February 11, 2013		250,000
May 3, 2013	May 13, 2013		250,000
Distributions declared during the year ended June 30, 2013		$	925,000
August 14, 2013	August 20, 2013	$	500,000
Distributions declared during the year ended June 30, 2014		$	500,000

8. Subsequent Events

Subsequent events have been evaluated through August 28, 2014, the issuance date of the financial statements.

Gladstone Securities, LLC
Computation of Net Capital under Rule 15c3-1
Of the Securities and Exchange Commission
As of June 30, 2014 and 2013 — Schedule I

	June 30, 2014	June 30, 2013
Total aggregated indebtedness	$ 198,350	$ 195,813
Computation of Net Capital		
Member's equity	$ 1,601,266	$ 867,306
Non-allowable assets:		
Prepaid expenses	(20,502)	(24,347)
Organizational expenses	(97,266)	(97,266)
Net capital	$ 1,483,498	$ 745,693
Ratio of aggregated indebtedness to net capital	13.4%	26.3%
Computation of basis net capital requirement:		
Minimum net capital required (6.67% of aggregated indebtedness)	$ 13,223	$ 13,054
Minimum dollar net capital required for introducing broker dealer	$ 5,000	$ 5,000
Net capital required	$ 13,223	$ 13,054
Excess net capital	$ 1,470,275	$ 732,639

There are no material differences between the above calculations and the calculations as included in the Company's FOCUS reports as of June 30, 2014 and 2013.

Gladstone Securities, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2014 and 2013 — Schedule II

As disclosed in Note 1 and Note 3 of the notes to the financial statements, the Company is an introducing broker-dealer and does not carry securities accounts for customers nor does the Company perform custodial functions relating to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that Rule.